Exhibit 99.1

1 July 2021

ABCAM PLC

Result of General Meeting

Abcam plc (AIM: ABC; NASDAQ: ABCM), a global leader in the supply of life science research tools, announces that all resolutions put to its General Meeting (the “General Meeting”) held this afternoon were passed.

The Board is pleased that all resolutions have been approved by shareholders and notes that a minority of shareholders opposed Resolutions 1 and 2 (to approve a new Remuneration Policy and adopt a new Profitable Growth Incentive Plan (“PGIP”)).

Prior to today’s meeting, Abcam’s Remuneration Committee received positive indications of support for the final proposals following an extensive consultation process. The Committee recognises that a proportion of shareholders (including those who follow the guidance of their proxy advisors) were not able to support the new Remuneration Policy or the new PGIP.

The Remuneration Committee acknowledges concerns raised by shareholders in their voting but believes it is important to emphasise that throughout its discussions there was support from shareholders for the over-arching objectives of the plan to align long-term incentives with the delivery of the 2024 Strategy, and the plan itself. There was also broad recognition that, as an increasingly global business, to sustain its future success Abcam must be able to effectively compete for and retain talent in a global marketplace, in particular when competing against US listed life science and healthcare companies.

The approved PGIP is an important step forward towards aligning incentives to Abcam’s growth plans for over 80 senior leaders in the business.

Abcam has not applied for any Government funded wage subsidies or furlough arrangements related to the Covid pandemic. Rather, it has implemented two company-wide pay increases since March 2020.

The Board remains firmly committed to maintaining an open dialogue with its shareholders to ensure it fully understands their views and it will continue to constructively engage with those shareholders who were unable to support the proposals.

Full details of the poll results are available at www.abcamplc.com.

For further information, please contact:

Abcam	+ 44 (0) 1223 696 000
Marc Perkins, Company Secretary

James Staveley, Vice President, Investor Relations

Numis – Nominated Advisor & Joint Corporate Broker	+ 44 (0) 20 7260 1000
Garry Levin / Freddie Barnfield / Duncan Monteith

Morgan Stanley – Joint Corporate Broker	+ 44 (0) 207 425 8000
Tom Perry / Luka Kezic

J.P.Morgan Cazenove - Joint Corporate Broker	+ 44 (0) 20 7742 4000
James Mitford / Hemant Kapoor

FTI Consulting	+ 44 (0) 20 3727 1000
Ben Atwell / Natalie Garland-Collins

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission, faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies and assays to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

In the fiscal year ended 30 June 2020, Abcam’s worldwide customer base consisted of approximately 750,000 life science researchers. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent programme of customer reviews and datasheets, combined with an industry-leading validation initiative, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s ordinary shares were admitted to trading on AIM in 2005 (AIM: ABC) and its American Depositary Shares began trading on the Nasdaq Global Market in October 2020 (Nasdaq: ABCM).

Please visit corporate.abcam.com to find out more.

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: a regional or global health pandemic, including the novel coronavirus and its related variants (“COVID-19”), which has adversely affected elements of our business, could severely affect our business, including due to impacts on our operations and supply chains; challenges in implementing our strategies for revenue growth in light of competitive challenges; developing new products and enhancing existing products, adapting to significant technological change and responding to the introduction of new products by competitors to remain competitive; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; if our customers discontinue or spend less on research, development, production or other scientific endeavours; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; if our products fail to satisfy applicable quality criteria, specifications and performance standards; failing to maintain our brand and reputation; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and the important factors discussed under the caption “Risk Factors” in Abcam’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on 22 October 2020, which is on file with the SEC and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.